Exhibit 99.159

DeFi Technologies’ Subsidiary Valour Expands Offerings with Valour Sui (SUI) ETP on Spotlight Stock Market

●	Introduction of Valour Sui (SUI) ETP: DeFi Technologies’ subsidiary Valour has launched the Valour Sui (SUI) ETP on Sweden’s Spotlight Stock Market, broadening its portfolio of innovative digital asset products.

●	Investment Opportunities in Layer-1 Blockchain Technology: The Valour Sui (SUI) ETP offers exposure to the native token of the Sui blockchain. Recognized for its high-speed transaction throughput and instant finality, Sui is a cutting-edge layer-1 blockchain optimized for low-latency transfers, ideal for real-time applications like gaming, finance, and more.

●	Strategic Product Expansion: The new Valour Sui ETP underscores Valour’s commitment to delivering innovative digital asset investment products. This launch on the Spotlight Stock Market enhances investor access to digital assets, marking another significant step in Valour’s expansion strategy.

Toronto, Canada, October 10, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: RB9) (OTC: DEFTF), a crypto-native technology company at the forefront of merging traditional capital markets with decentralized finance (“DeFi”), proudly announces that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange-traded products (“ETPs”) providing simplified access to digital assets, has listed the Valour Sui (SUI) ETP on the Spotlight Stock Market. The Valour Sui (SUI) ETP provides a secure and straightforward way for investors to gain exposure to Sui, a rapidly growing layer-1 blockchain optimized for on-chain use cases through its unique consensus mechanism and object-centric data model. With a market cap of $5.37 billion, Sui ranks among the top 20 digital assets worldwide.

The Valour Sui (SUI) SEK ETP (ISIN: CH1213604601) is the latest addition to Valour’s expanding array of digital asset products. This ETP grants investors access to Sui’s native token, leveraging the blockchain’s horizontal scaling capabilities to enable high throughput via transaction parallelization. Focused on instant finality and efficiency, Sui’s design is ideal for applications requiring real-time transactions, such as gaming and finance. The ETP features a 1.9% management fee, providing investors with seamless and transparent access to this innovative digital asset.

Unlike traditional blockchain models, Sui utilizes an object-centric approach that allows for the independent validation of transactions through a Byzantine fault-tolerant proof-of-stake (“PoS”) consensus mechanism. This novel structure eliminates the need for sequential transaction validation, enhancing scalability and transaction speed.

“Meeting the demand for Sui in Sweden reflects our ongoing commitment to offering diverse and innovative products,” said Johanna Belitz, Head of Nordics at Valour. “We’re excited to bring this new opportunity to investors, tailored to their needs and interests. Valour takes great pride in its ability to quickly gauge investor preferences and deliver products that meet market demands.”

“Our expansion into Sweden with the Valour Sui ETP reinforces our commitment to leading the digital asset market in Europe,” added Olivier Roussy Newton, CEO of DeFi Technologies. “Sui’s advanced technology and innovative consensus mechanism make it a compelling addition to our product lineup, and we’re thrilled to introduce it to a new audience on the Spotlight Stock Market.”

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Hedera (HBAR), Core (CORE), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Sui (SUI), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of Valour Sui (SUI) ETP; the development of the Sui blockchain; investor confidence in Valour’s ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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